Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                  Vasogen to Conduct Quarterly Conference Call

Toronto, Ontario (July 22, 2002) -- Vasogen Inc. (TSX:VAS; AMEX:VSV) will conduct its quarterly conference call on Wednesday, July 24, 2002, at 4:10 p.m. Eastern Time, to provide an update on corporate developments. The conference will also be available via audio web cast. Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:


           ------------------------------ -----------------------------
           Audio Web Cast*                            www.vasogen.com
           ------------------------------ -----------------------------
           Direct Dial                                   416-640-4127
           ------------------------------ -----------------------------
           Toll-free                                   1-888-881-4892
           ------------------------------ -----------------------------


A re-broadcast of the conference call may be accessed by calling:


           ------------------------------ -----------------------------
           Audio Web Cast*                            www.vasogen.com
           ------------------------------ -----------------------------
           Direct Dial                                   416-640-1917
                                                    Passcode: 200936#
           ------------------------------ -----------------------------
                                       Windows Media Player required*


     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.


This press release and the upcoming conference call contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.